November 23, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:       Mark Webb, Esq.
                       Michael Clampitt, Esq.

Re:	Ameritrade Holding Corporation
Preliminary Proxy Statement
File No. 0-49992
Filed September 12, 2005,
as amended on October 31, 2005 and November 23, 2005
Ladies and Gentlemen:
     On behalf of Ameritrade Holding Corporation (the “Company” or “Ameritrade”), we respectfully submit this letter in further response to comment 14 from the Staff of the Securities and Exchange Commission received by letter dated November 18, 2005, relating to the Company’s preliminary proxy statement filed with the Commission on September 12, 2005, as amended on October 31, 2005. This letter revises our response letter dated November 22, 2005 following communications with the Staff with respect to comment 14.
     In this letter, we have recited comment 14 from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto. No other substantive revisions have been made to the proxy statement.
Note 14. Stock Options, page 156
14.	We note your response to comment 41 of our letter dated October 17, 2005. Please revise to disclose how TD Bank determines how much to contribute to fund the SFAS 123 compensation expense. If TD Bank funds the entire compensation expense, please disclose why the deemed contribution for stock compensation of $1,022,000 and $750,000 for the fiscal years ended 2004 and 2003, respectively are different from the compensation expense of $2,392,000

Securities and Exchange Commission
November 23, 2005

and $1,650,000 for the fair value of option granted to its employees in the years ended 2004 and 2003, respectively.

We have revised Note 14 beginning on page 159 of the proxy statement in response to the Staff’s comment.

     Additionally, at the Staff’s request, this letter constitutes a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3606, or to Robert Sanchez or Bradley Finkelstein of this firm at (703) 734-3117 and (650) 565-3514, respectively. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Jeffrey S. Cannon Jeffrey S. Cannon

cc:	Joseph H. Moglia, Ameritrade
Randy MacDonald, Ameritrade
Ellen Koplow, Ameritrade
Robert Sanchez, WSGR
Bradley Finkelstein, WSGR